

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **USA Synthetic Fuel Corporation**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 21, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-54044**

Dear Dr. Vick:

We have reviewed your amendment and Form 10-Q for the period ended September 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Summary, page 3

Our Company, page 3

1. We note your response to comment three in our letter dated August 25, 2010. Please provide independent support for the variables used in the calculations in the first paragraph of your response discussing "low-value, solid hydrocarbon feed sources" and "higher value, environmentally cleaner energy sources." Additionally, please provide independent support for the statements regarding "environmentally superior fuels" in your response to the first bullet point. Please also include an appropriate summary of your response to the second bullet point of the comment in your next amendment.

2. We note your response to comment four in our letter dated August 25, 2010. Generally, if you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. For example, you should indicate that the statements regarding the Lima Energy Project and the Wabash River facility represent management's belief. If there is an independent basis for the statement, you should reference the information or literature in the disclosure so that investors can refer to it. Also, while we note your explanation for the basis behind your statement that you "are a leading gasification and alternative energy company…" your use of "leading" does not convey to the reader by what measure you are assessing your leadership. Please revise to use a different term or convey by what measure you are "leading."

3. We note your response to comment five in our letter dated August 25, 2010 as it relates to the support you have provided for the statement that "The Lima Energy project was fully permitted…." Please revise your disclosure to clarify, as you have in your response, that you will need to modify the permits to reflect current regulatory requirements.

4. We note your response to comment six in our letter dated August 25, 2010 and we reissue the comment in part. We note your continued use of "BCF" on pages 32 and 48 as well as elsewhere. Please make your statements regarding expected portfolio output consistent throughout the document or advise.

The Technologies, page 4

5. We note your response to comment 11 in our letter dated August 25, 2010. In your next amendment, please provide citations for the statements.

Item 1. Business, page 10

Our Company, page 10

6. We note your response to comment 21 in our letter dated August 25, 2010. Please disclose that you have no formalized, signed agreements or arrangements with CMT, other than the CO2 agreement between Lima and Cambridge Resources.

Gasification. SNG, Fischer Tropsch liquids, and IGCC Production Technologies, page 14

7. We note your response to comment 24 in our letter dated August 25, 2010. Please disclose the information contained in your response as appropriate to allow investors to understand that the technologies you intend to utilize are "proven" and "well-established."

Project Descriptions, page 26

8. We note the revised disclosure you have provided on page 27 in response to comment 36 in our letter dated August 25, 2010. Specifically, you state that "an option [to proceed with certain project steps] is possible with some limited financing in the range of $8-10 million." In your discussion of "Future Capital Requirements" on page 49, please discuss these costs and indicate what steps, if any, you have taken to finance these costs, as we presume that these costs could be incurred outside of the full construction costs of Gas I.

9. Your revised disclosure in response to comment 39 in our letter dated August 25, 2010 under "Projected cost" seems to be lacking the explanation that you provide in your response, that the balance is comprised of the costs you list.   Please revise to give appropriate context to the three costs you list otherwise the new sentence you have added appears to be incomplete.

10. In your discussion of "Financing" on page 30, please refer readers to the more robust discussion you provide on page 49 regarding the status of the "non-recourse debt financing" you refer to here.

Technology and Intellectual Property, page 35

11. Please revise this discussion to include your response to comment 46 in our letter dated August 25, 2010, including your indication that there are other gasification technologies you could use at the Lima Project in the event the E-Gas technology is unavailable to you.

Selected Financial Data, page 46

12. Please revise the interim amounts in your selected financial data table to ensure that they agree to your latest interim statement of operations.

Item 10. Recent Sales of Unregistered Securities, page 60

13. We note your revisions in response to comment 64 in our letter dated August 25, 2010, however, it does not appear that you have provided all of the disclosure required pursuant to Item 701 of Regulation S-K. For example, please state the exemption relied upon. Please revise.

USA Synthetic Fuel Corporation Financial Statements

Note 1 – Organization and Business Operations, page F-7

14. We note your disclosures on page 61 that the shares issued in the reverse merger were issued on December 31, 2009. However, it appears that you used December 4, 2009, the date of the Exchange Agreement, as the acquisition date for the reverse merger. Please tell us how your use of December 4, 2009 as the acquisition date, as opposed to December 31, 2009, complies with the guidance in FASB ASC 805-10-25-6 and 25-7.

Note 7 – Subsequent Events, page F-12

15. We have reviewed your response to comment 69 in our letter dated August 25, 2010. Please tell us in detail how liability classification of accrued salaries payable in common stock complies with FASB ASC 718-10-25-6 through 25-19. Also clarify for us what you mean by your statement that the amount accrued "is the actual dollar amount of compensation due in stock as opposed to cash." Please provide an example demonstrating how you account for and value these obligations and specify if the amount accrued fluctuates period to period based on the fair value of your common stock.

Note 3 – Stockholders' Deficit, page F-36

16. We have reviewed your response to comment 68 in our letter dated August 25, 2010 noting that you retroactively cancelled, as of July 22, 2010, the stock warrants issued on February 23, 2010. We further note your disclosures on page F-36 that you reversed the stock warrant expense in its entirety to reflect this cancellation. As your planned reversal of the warrant expense does not appear to comply with GAAP, please tell us the authoritative accounting guidance you are relying upon in determining your treatment. Please also note that the portion of the initial comment regarding the timing of expense recognition for these warrants was an inquiry only and did not represent our conclusion that the warrants should have been expensed over the six month contract period. As noted in FASB ASC 505-50-25-7, specific facts and circumstances dictate whether such charges should be expensed immediately or deferred.

Note 4 – Acquisitions, page F-38

17. We have reviewed your response to comment 7 in our letter dated August 25, 2010. Please address the following comments regarding your June 2010 acquisition of Lima Energy Company ("Lima") from Global Energy, Inc. ("GEI"), a related party:

- We note that you recorded the Lima acquisition at historical cost as a reorganization of entities under common control. Please clarify how common control existed by specifying the number of your shares owned by GEI or a separate control group on the acquisition date. Please also tell us why you did not retrospectively adjust your financial statements prior to the acquisition to combine the common entities since the date each entity was under common control. See FASB ASC 805-50-45-1 through 45-5. The combined financial statements should reflect each combining company only from the date the common control parent acquired control and the equity structure of the issuer. Please revise your financial statements and related data to comply with the ASC guidance or tell us why you do not believe the guidance is applicable. In your response, please tell us Lima's date of inception and when the common controller obtained control of Lima.

- If the common controller acquired control of Lima prior to your November 30, 2009 inception date, please tell us how you considered whether predecessor financial statements should be presented for Lima. Financial information of a registrant's predecessor is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for the registrant and its predecessor should collectively be "as of" all dates and "for" all periods required by Article 8 of Regulation S-X. Any interim period of the predecessor prior to its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. Please provide us with your analysis of whether Lima should be considered your predecessor, and if so, tell us how you determined the appropriate periods of financial statements to present.

- If Lima is not considered a predecessor business and since, under common control accounting, each combining company is only reflected in the combined financial statements from the date the common controller gained control, please note that Rule 8-04 financial statements for periods prior to that date may be required. It appears that the Lima acquisition exceeds the 50% significance threshold of Rule 8-04 of Regulation S-X. Therefore, if Lima is not considered a predecessor business, please tell us how you considered whether Rule 8-04 Lima financial statements should be provided for any periods prior to Lima becoming commonly controlled and tell us how you determined the appropriate periods to present. Alternatively, please tell us why acquiree financial statements are not necessary.

- We note your disclosures on page F-38 that payment of your $6.4 million promissory note to Global Energy will be required no later than March 31, 2011. Considering you have a working capital deficit, only $48 of cash on your balance sheet as of September 30, 2010, and have no financing agreements in place, please tell us and revise your liquidity and capital resource disclosures in MD&A to discuss how you intend to repay this promissory note and the repercussions of defaulting on the note.

18. We have reviewed your response to comment 8 in our letter dated August 25, 2010. Please address the following items related to your issuance of preferred stock valued at $714 million to Interfuel E&P Ltd. ("Interfuel") in exchange for the use of 1.02 billion Barrels of Oil Equivalent ("BOE") of solid hydrocarbons:

- We are still unclear why you believe it is appropriate to record the BOE energy asset and preferred stock at $714 million. We note that you had $100 of assets and a net book value of ($233,351) as of March 31, 2010, the quarter immediately preceding this transaction, have no inception to date revenues, and there are substantial doubts about your ability to continue as a going concern. Furthermore, we note your disclosures on page 49 that you will need $2.3 billion of construction financing to bring the Cleantech Energy Project into commercial operation and have no financing agreements in place. Accordingly, it appears that $714 million might not be an appropriate fair value for your preferred stock or the BOE energy asset. Please explain to us and disclose in further detail the nature and terms of the BOE energy asset, including how the 1.02 billion BOE figure was determined and proved. For example, please clarify if the agreement grants you sole ownership and control over the coal or if the agreement represents certain leasing, access, or extraction rights for the stipulated property. Please also explain why you indicate the asset was previously owned by Mobil Mining and Minerals Company when you purchased it from Interfuel. As previously requested, also tell us whether or not you have the right to sell or transfer the hydrocarbon asset to third parties. If so, please advise us how you determined a market participant would value the BOE energy asset at $714 million and why Interfuel would sell the asset for an equity interest that appears to be worth significantly less than $714 million.

- Please tell us and disclose if Cleantech is contractually required to redeem the preferred shares provided there is net income in a given year or if the redemptions are solely at Cleantech's discretion. If the redemption feature is contractually required, it appears that your preferred stock should be classified within mezzanine equity. As noted in Rule 5.02-27 of Regulation S-X, shares that have conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings, should not be classified in permanent equity.

Form 10-Q for the Period Ended September 30, 2010

Item 4. Controls and Procedures, page 19

19. We note your statement that your "Chief Executive Officer and Chief Financial Officer concluded that our financial disclosure controls and procedures should be considered marginally effective due to our limited internal resources and lack of ability to have multiple levels of transaction review." Given your qualifying language, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please amend your filing and revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified

matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which states that your disclosure controls and procedures are marginally effective.

Exhibits 31.1 and 31.2

20. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. When filing the certifications with your amended Form 10-Q, please use the language "The registrant's other certifying officer(s) and I are," and other necessary conforming corrections, in paragraphs 4 and 5.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at 202-551-3329, Mara L. Ransom, Legal Branch Chief, at 202-551-3264, or me, at 202-551-3720, if you have any other questions.

Sincerely,

H. Christopher Owings
Assistant Director